SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement in relation to the unaudited condensed consolidated financial results of China Unicom (Hong Kong) Limited for the three months ended March 31, 2013.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and is under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

•

changes in the political, economic, legal and social conditions in the PRC, including the PRC government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)
Date: April 26, 2013

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the three months ended 31 March 2013.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2013.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in Renminbi (“RMB”) millions)

	31 March 2013	31 December 2012
ASSETS
Non-current assets
Property, plant and equipment	418,673	430,997
Lease prepayments	7,437	7,601
Goodwill	2,771	2,771
Deferred income tax assets	6,973	6,534
Financial assets at fair value through other comprehensive income	5,533	5,567
Other assets	14,829	14,480

	456,216	467,950

Current assets
Inventories and consumables	6,804	5,803
Accounts receivable	15,050	13,753
Prepayments and other current assets	11,752	9,580
Amounts due from related parties	18	18
Amounts due from domestic carriers	702	738
Short-term bank deposits	28	32
Cash and cash equivalents	14,227	18,250

	48,581	48,174

Total assets	504,797	516,124

EQUITY
Equity attributable to owners of the parent
Share capital	2,311	2,311
Share premium	173,473	173,473
Reserves	(20,541)	(20,509)
Retained profits
- Proposed 2012 final dividend	2,828	2,828
- Others	53,301	51,402

Total equity	211,372	209,505

	31 March 2013	31 December 2012
LIABILITIES
Non-current liabilities
Long-term bank loans	513	536
Corporate bonds	2,000	2,000
Deferred income tax liabilities	22	20
Deferred revenue	1,399	1,412
Other obligations	297	331

	4,231	4,299

Current liabilities
Accounts payable and accrued liabilities	95,014	108,486
Taxes payable	2,211	1,820
Amounts due to ultimate holding company	728	567
Amounts due to related parties	3,998	4,767
Amounts due to domestic carriers	1,352	1,163
Commercial papers	38,000	38,000
Short-term bank loans	67,066	69,175
Convertible bonds	11,238	11,215
Current portion of long-term bank loans	856	850
Current portion of promissory notes	15,000	15,000
Current portion of corporate bonds	5,000	5,000
Dividend payable	561	561
Current portion of deferred revenue	636	729
Current portion of other obligations	2,640	2,642
Advances from customers	44,894	42,345

	289,194	302,320

Total liabilities	293,425	306,619

Total equity and liabilities	504,797	516,124

Net current liabilities	(240,613)	(254,146)

Total assets less current liabilities	215,603	213,804

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

(All amounts in RMB millions, except per share data)

		Three months ended 31 March
	Note	2013	2012
Revenue		70,600	61,193
Interconnection charges		(4,787)	(4,376)
Depreciation and amortisation		(16,857)	(14,984)
Networks, operations and support expenses		(7,890)	(7,746)
Employee benefit expenses		(7,406)	(6,847)
Costs of telecommunications products sold		(15,819)	(13,243)
Other operating expenses		(14,475)	(11,842)
Finance costs		(969)	(956)
Interest income		25	51
Other income—net		106	78

Profit before income tax		2,528	1,328
Income tax expenses		(629)	(321)

Profit for the period		1,899	1,007

Profit attributable to:
Owners of the parent		1,899	1,007

Earnings per share for profit attributable to owners of the parent:
Basic earnings per share (RMB)	3	0.08	0.04

Diluted earnings per share (RMB)	3	0.08	0.04

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(All amounts in RMB millions)

	Three months ended 31 March
	2013	2012
Profit for the period	1,899	1,007

Other comprehensive income:
Changes in fair value of financial assets through other comprehensive income	(33)	(377)
Tax effect on changes in fair value of financial assets through other comprehensive income	8	95

Changes in fair value of financial assets through other comprehensive income, net of tax	(25)	(282)
Currency translation differences	(7)	(1)

Other comprehensive income for the period, net of tax	(32)	(283)

Total comprehensive income for the period	1,867	724

Total comprehensive income attributable to:
Owners of the parent	1,867	724

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in RMB millions)

	Three months ended 31 March
	2013	2012
Net cash inflow from operating activities	16,836	17,032
Net cash outflow from investing activities	(18,146)	(16,848)
Net cash (outflow)/inflow from financing activities	(2,713)	2,652

Net (decrease)/increase in cash and cash equivalents	(4,023)	2,836
Cash and cash equivalents, beginning of period	18,250	15,106

Cash and cash equivalents, end of period	14,227	17,942

Analysis of the balances of cash and cash equivalents:
Cash balances	6	5
Bank balances	14,221	17,937

	14,227	17,942

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE THREE MONTHS ENDED 31 MARCH 2013

1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding and the Company’s subsidiaries are principally engaged in the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services is referred to as the “mobile business”, the services aforementioned other than the mobile business are hereinafter collectively referred to as the “fixed-line business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.	BASIS OF PREPARATION

The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information for the three months ended 31 March 2013 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2012.

(a)	Acquisition of Unicom New Horizon Telecommunications Company Limited

On 21 November 2012, China United Network Communications Corporation Limited (“CUCL”, a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”, the ultimate holding company of the Company), pursuant to which CUCL agreed to acquire the entire equity interest of Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications networks of the 21 provinces in Southern China to CUCL. The acquisition was completed on 26 December 2012.

In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new lessees are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with International Accounting Standard/Hong Kong Accounting Standard 16, “Property, plant and equipment” in the period of purchase.

(b)	Going Concern Assumption

As at 31 March 2013, current liabilities of the Group exceeded current assets by approximately RMB240.6 billion (31 December 2012: approximately RMB254.1 billion). Given the current global economic conditions and the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflows from operating activities;

•	Approximately RMB193.5 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB87.1 billion was unutilised as at 31 March 2013; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes that it has ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the three months ended 31 March 2013 has been prepared on a going concern basis.

3.	EARNINGS PER SHARE

Basic earnings per share for the three months ended 31 March 2013 and 2012 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the three months ended 31 March 2013 and 2012 were computed by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All potential ordinary shares for the three months ended 31 March 2013 and 2012 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme and (iii) convertible bonds.

The potential ordinary shares which are not dilutive for the three months ended 31 March 2012 arose from convertible bonds with initial conversion price of HKD15.85, which were excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended 31 March
	2013	2012
Numerator (in RMB millions):
Profit attributable to owners of the parent used in computing basic earnings per share	1,899	1,007
Imputed finance cost on the liability component of convertible bonds	52	—

Profit attributable to owners of the parent used in computing diluted earnings per share	1,951	1,007

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	23,565	23,565
Dilutive equivalent shares arising from share options	176	215
Dilutive equivalent shares arising from convertible bonds	916	—

Shares used in computing diluted earnings per share	24,657	23,780

Basic earnings per share (in RMB)	0.08	0.04

Diluted earnings per share (in RMB)	0.08	0.04

FINANCIAL OUTLINE

Revenue

For the first quarter of 2013, total revenue was RMB70.60 billion, up by 15.4% as compared to the same period of last year. Out of total revenue, service revenue was RMB57.06 billion, up by 14.2% as compared to the same period of last year.

Continuous rapid grow in the mobile business. For the first quarter of 2013, service revenue from the mobile business was RMB35.24 billion, up by 20.4% as compared to the same period of last year. The net addition of mobile subscribers was 11.396 million for the first quarter of 2013 and the number of mobile subscribers reached 250.708 million as at 31 March 2013. The average revenue per user per month (“ARPU”) was RMB48.0 for mobile business. Out of service revenue from the mobile business, service revenue from the 3G business was RMB19.23 billion for the first quarter of 2013 and as a percentage of service revenue from the mobile business, there was an increase from 42.8% for the first quarter of 2012 to 54.6% for the first quarter of 2013. The net addition of 3G subscribers was 11.360 million for the first quarter of 2013 and the number of 3G subscribers reached 87.816 million as at 31 March 2013. For the first quarter of 2013, ARPU for 3G business was RMB78.2.

Continuous stable grow in the fixed-line business. For the first quarter of 2013, services revenue from the fixed-line business was RMB21.66 billion, up by 5.4% as compared to the same period of last year. Out of service revenue from the fixed-line business, service revenue from broadband business1 was RMB11.21 billion, up by 11.0% as compared to the same period of last year and, as a percentage of service revenue from the fixed-line business, there was an increase from 49.1% for the first quarter of 2012 to 51.8% for the first quarter of 2013. The net addition of broadband subscribers was 2.373 million for the first quarter of 2013 and the number of broadband subscribers reached 60.913 million as at 31 March 2013. ARPU for broadband business was RMB62.4 for the first quarter of 2013.

Costs and Expenses

For the first quarter of 2013, the total costs and expenses2 amounted to RMB68.07 billion, up by 13.7% as compared to the same period of last year and 1.7 percentage points lower than the increase in total revenue in the first quarter of 2013.

The Company further expanded its network coverage and improved network quality, as well as enhanced user experience, depreciation and amortisation charges3 were RMB16.86 billion for the first quarter in 2013, up by 12.5% as compared to the same period of last year and, as a percentage of service revenue decreased from 30.0% for the first quarter of 2012 to 29.5% for the first quarter of 2013. At the same time, the Company continued to strengthen costs control, and proactively carried out energy conservation and emission reduction measures. Networks, operations and support expenses were RMB7.89 billion for the first quarter of 2013, up by 1.9% as compared to the same period of last year and, as a percentage of service revenue decreased from 15.5% for the first quarter of 2012 to 13.8% for the first quarter of 2013.

In order to proactively respond to the keen market competition, the Company accelerated user development and market expansion. As a result, selling expenses were RMB10.01 billion for the first quarter in 2013, increased by 22.8% as compared to the same period of last year.

The Company continued to accelerate the development of 3G contract subscribers, 3G terminal subsidy cost was RMB2.23 billion for the first quarter in 2013, as a percentage of service revenue decreased from 4.0% for the first quarter of 2012 to 3.9% for the first quarter of 2013 and, as a percentage of service revenue from 3G business decreased from 15.8% for the first quarter of 2012 to 11.6% for the first quarter of 2013.

As the Company’s interconnection usage increased, the interconnection charges amounted to RMB4.79 billion for the first quarter in 2013, up by 9.4% as compared to the same period of last year.

The Company’s employee benefit expenses amounted to RMB7.41 billion for the first quarter in 2013, up by 8.2% as compared to the same period of last year and, as a percentage of service revenue decreased from 13.7% for the first quarter of 2012 to 13.0% for the first quarter of 2013.

Earnings

For the first quarter of 2013, profit before income tax was RMB2.53 billion and profit for the period was RMB1.90 billion, up by 88.5% compared to the same period of last year. Basic earnings per share was RMB0.081 for the first quarter of 2013. EBITDA4 was RMB20.22 billion for the first quarter of 2013, up by 18.0% as compared to the same period of last year. EBIDTA as a percentage of service revenue was 35.4% for the first quarter of 2013, up by 1.2 percentage points compared to the same period of last year.

Note 1: To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from the first quarter of 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. The adjusted service revenue from the broadband business changed from RMB9.60 billion for the first quarter of 2012 to RMB10.10 billion for the first quarter of 2013.

Note 2: Including interconnection charges, depreciation and amortisation, networks, operations and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3: The Company completed the acquisition of the entire equity interest of Unicom New Horizon Telecommunications Company Limited (“Unicom New Horizon”) from China United Network Communications Group Company Limited on 26 December 2012. In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business, therefore the Company accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with International Accounting Standard /Hong Kong Accounting Standard 16, “Property, plant and equipment” in the period of purchase. Depreciation and amortisation charges for the first quarter of 2013 included depreciation and amortisation charges from the assets of Unicom New Horizon amounted to RMB0.58 billion.

Note 4: EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

CAUTION STATEMENT

The Board wishes to remind investors that the unaudited financial information and the financial outline for the three months ended 31 March 2013 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the three months ended 31 March 2012 are extracted from the unaudited financial information of the Group; and the financial information for the year ended 31 December 2012 are extracted from the audited financial statements as contained in the 2012 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparison for the three months ended 31 March 2013. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board

China Unicom (Hong Kong) Limited

Chu Ka Yee

Company Secretary

Hong Kong, 25 April 2013

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny